FORM 3

United States Securities and Exchange Commission
Washington, D.C. 20549

Initial Statement of Beneficial Ownership of Securities

1	Name of Reporting Person

	Howard Amster
	25812 Fairmount Blvd
	Beachwood, OH 44122-2214

2	Date of Event

	May 29, 2001

3	I.R.S. Identification (voluntary)

4	Issuer Name and Trading Symbol

	Horizon Group Properties, Inc.  HGPI

5	Relationship of Reporting Person to Issuer

	X	Director

6	Amendment, Date of Original

7	Individual or Joint/Group Filing

	X	Form filed by One Reporting Person














TABLE 1	Non-Derivative Securities Beneficially Owned

1	Title of Security	Horizon Group Properties, Inc.

	2			3				4
Amount of Securities		Ownership Form		Nature of Indirect
Beneficially Owned		Direct or Indirect		Beneficial Ownership
  53,639				D

  12,700				I			100% Funded Trust

  30,100				I			100% Funded Trust

574	I			General Partner

107,143				I			100% owned Corp

  21,127				I			100% owned Corp
								          Funded Trust
  28,540				I			Spouse 100% owned Corp

         35				I			100% owned  Corp

    1,049				I			100% owned Corp is
								General Partner
  29,009				I			83% owner

TABLE II	Derivative Securities Beneficially Owned

1	Title of Derivative Security

2	Date Exercisable and Expiration Date

3	Title and Amount of Securities Underlying
	Derivative Security

4	Conversion or Exercise Price of Derivative Security

5	Ownership Form of Derivative Security

6	Nature of Indirect Beneficial Ownership

Explanation of Responses:

Howard Amster					May 30, 2001
Signature of Reporting Person			      Date